Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco Limited
Second Quarter 2006 Results Conference Call
8:30 a.m., July 19, 2006
Sandra Scott
Good morning and thanks for joining us. This call is being webcast on a live, listen-only basis. Our second quarter results news release went out early this morning and can be found at www.inco.com, or by calling investor relations at (416) 361-7670. Following this call, a PDF version of our remarks will be available through the “Latest Quarterly Webcast” link on Inco’s homepage.
With me at our Toronto office are members of Inco’s management team. After opening remarks by our Chairman and CEO Scott Hand, Inco’s CFO Bob Davies will give you a financial update. Our President North America/Europe, Mark Cutifani, will discuss operating results and our EVP of Marketing, Peter Goudie, will provide our view of the nickel market. Also, Ron Aelick, Inco’s President Asia-Pacific, is joining us from Sydney to answer any questions you may have on Goro and PT Inco.
I’ll begin with a few housekeeping items.
First, we are including news media and members of the public on this webcast on a live, listen-only basis.
Second, the safe harbour text appears on our webcast slide.
The third item is our definition of adjusted net earnings.
Fourth, all dollar amounts are in U.S. currency unless otherwise stated.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from our 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation with the SEC and on SEDAR in Canada; and

•	Today’s press release and other filings with the SEC and on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.
Now I will turn the call over to Scott Hand.
Scott Hand
Thanks Sandra.
Today we’ll address Inco’s great prospects. The powerful combination of a very strong nickel market, low-cost Voisey’s Bay feed moving fully through our operations in the second half, and expected record production, should propel us to a very strong finish for 2006. Peter Goudie will explain why we believe that nickel is ‘stainless’ hot. With this in mind, I’ll highlight five key areas.
The first is Q2 results. Adjusted net earnings were $400 million, or $1.79 per share on a diluted basis — 7% above the First Call consensus of $1.68 per share, double our Q1 earnings of $0.90 per share, and 66% higher than Q2/05 earnings of $1.08 per share. We have posted our highest ever quarterly net earnings.
In addition, we achieved another quarter of consistent and reliable production. We met or exceeded our June Q2 guidance for nickel and PGM production, as well as for the price premium on our nickel products. Unit cash costs, after by-products, were slightly above our June 2006 guidance of $1.90-to-$1.95 a pound, largely due to higher costs for purchased nickel intermediates and a strong Canadian dollar. However, unit cash costs were 20% below Q1 costs and 26% less than Q2/05 costs. We believe that Inco is the only publicly traded mining company whose costs will fall this year in absolute terms — despite challenging oil prices and currency levels.
Given our first half results, for 2006 we expect to meet or beat our June nickel, copper and PGM production, unit cash cost and premium guidance. Voisey’s Bay will be fully ramped up, meaning higher second half output and cash flow and lower second half costs. With high nickel and copper prices in the mix, we’ll produce a very strong finish for the year.
Second, I’ll turn to our Goro project in New Caledonia. In early April, there was extensive vandalism and blockades of access roads at Goro. The construction site was shut down for three weeks and we began a gradual restart of the project in late April. Construction activity is now generally back to normal with about 2200 people working on site daily.

The cost and schedule impacts of recent events are still being assessed. We are also looking at other cost and scheduling pressures that Goro has faced, such as price hikes for fuel, construction materials and additional items that are affecting resource projects worldwide; minor scope changes identified during engineering and procurement, which will improve the project’s performance and reliability; and finally, regulatory compliance costs. With the April disruptions and about a five-month delay in getting key work underway at the Goro site last year, when we had to resolve certain building and permit-related issues prior to beginning major construction, we will see start-up delayed into 2008.
Our last capex estimate for the mine, process plant and infrastructure was at the upper end of the $1.878 billion plus 15% cost range, or about $2.15 billion. We are reviewing this number in light of the longer schedule and other factors that I’ve outlined. We should be ready in September or October to announce a revised capital cost estimate and an updated schedule. By then, engineering will be largely completed, all major construction contracts will be awarded, construction performance data will be available, a full analysis of costs related to the April disruptions will be done and we will be completing work on a submission for a new operating permit. Taking all these factors into account, we believe that the capex for the project will exceed our previous forecast of $2.15 billion. However, as we look at the potential range of capital costs and scenarios, and consider Inco’s medium and long-term commodity price assumptions, we continue to anticipate that Goro will provide an acceptable return.
We also continue to make progress on the community front in New Caledonia. The South Province, a number of Melanesian leaders and other important New Caledonian stakeholders are participating with us in a roundtable to deal with their project-related concerns. We are in direct communication with the people and leaders in communities around our project and we are putting together an Advisory Board to help guide us in our dealings with them. We are hopeful that we can better engage our neighbors to ensure a project that will address any apprehension regarding environmental matters and provide long-term benefits to the people of New Caledonia. We are committed to this outcome.
The Goro project has had its challenges, like many major resource projects around the world. Goro is a great and long-term orebody that will deliver low-cost nickel for years to come and secure our position in the fast-growing Asian markets. It will be a great and valuable asset for Inco for a very long time.

Turning to our existing operations — my third area of focus — we reached a collective agreement at the end of May 2006 covering about 3,100 unionized workers. The agreement is fair to employees, while ensuring that our business can be efficient and competitive in world markets. We are now negotiating the first collective agreement with the United Steelworkers covering our employees at Voisey’s Bay.
Fourth, our financial position remains very good and we’re generating strong cash flows. Bob Davies, our CFO, will speak about this.
The fifth and last area that I’ll highlight is our offer for Falconbridge. This week, Inco and Phelps Dodge made a very competitive and superior offer to Falconbridge shareholders — C$18.50 plus 0.55676 shares of Inco for each share of Falconbridge. We are ready, able and willing to complete the offer by July 27 — a pivotal date — and we have reduced the minimum tender condition from 66 2/3rds to 50.01%. We intend to succeed and our offer should carry the day.
I am very encouraged by the support that Phelps Dodge has shown by increasing its offer for Inco — to C$20.25 plus 0.672 shares of Phelps Dodge for each Inco share — and demonstrating its firm commitment to our joint vision of the future. Under our enhanced, friendly three-way agreement, the implied `look-through’ value of Inco’s offer, plus the $0.75 special dividend from Falconbridge, is C$63.37, based on the July 18 closing share price for Phelps Dodge. That’s a premium of 7.4% above the Xstrata offer. Our companies are determined to get the deal done and create an enormously valuable asset for the shareholders of Phelps Doge Inco.
The revised offer makes sense from a financial point of view — and we are establishing a great nickel/copper company. I have told you consistently that nickel and copper are the best prizes in the metals and materials universe. I continue to believe that they are great today and have the finest prospects going forward. I have always maintained that the best course is to be in metals or materials that China needs and can’t produce in sufficient quantity; nickel and copper will remain stars in this category.
Phelps Dodge Inco will emerge as a great nickel/copper company, with a tremendous presence in North America; strong positions around the world, and particularly in the fast growing regions of Asia; $900 million of synergies with a net present value of $5.8 billion; a great list of growth projects; and a major position on the North American stock markets. Shareholders can participate in the short-term benefits through the very compelling offers on the table to create this powerhouse — and in the medium and longer terms they can prosper by investing in a premier mining and metals company. This is clearly a winning deal for the shareholders of Inco, Phelps Dodge and Falconbridge.

Now Bob Davies will review Inco’s second quarter financial results and position.
Bob Davies
Thanks Scott.
Our adjusted net earnings for the quarter were $400 million, or $1.79 per share diluted, compared to $241 million, or $1.08 per share diluted for Q2/05. Key differences year-over-year were higher deliveries for nickel and copper, and higher average realized selling prices for nickel, copper and PGMs, partially offset by a stronger Canadian dollar and increased energy prices, which negatively affected costs.
On our June 22 call, Scott told you about the potential shipment late in the second quarter of copper concentrate from Voisey’s Bay. Our Q2 results do not include the sale of about 33,000 wet metric tonnes of Voisey’s Bay copper concentrate accumulated during the winter that was scheduled to be shipped at the end of June but was not moved until early July, due to the late arrival of the vessel at Edwards Cove. If these planned sales were reflected in our results for Q2 2006, net earnings would rise by $0.08 per share diluted and nickel unit cash cost of sales after by-product credits would fall by $0.29 per pound.
GAAP net earnings for the quarter were $472 million. The reconciling items to Canadian GAAP earnings were $0.62 for net income tax benefits, related primarily to the change in tax rates as a result of the Canadian and Manitoba budgets; and $0.20 of unrealized gains on currency derivative contracts, partly offset by $0.33 of currency translation adjustments, as well as smaller amounts for Goro disruption and takeover related costs.
Inco-source and tolled nickel deliveries were up 14% to 140 million pounds, due to strong demand and higher production levels. The Inco premium was $0.08 a pound; the same as in Q2/05. The 2006 second quarter LME cash nickel price averaged $9.09 a pound, up 22% from $7.44 during the second quarter of 2005.
Our results are strongly leveraged to key commodity prices and currencies.
The LME cash copper price averaged $3.29 a pound during the quarter, up from $1.54 a pound in Q2 2005. Our selling price was $3.26 a pound, since the sale of 17.2 million pounds of copper covered by derivatives fixed the maximum price realization to us at $1.54 per pound. Partially offsetting these hedging losses were favourable price adjustments related to prior months’ sales. We have no copper hedges in place for the second half of 2006, so the elimination of this hedge book is expected to reduce our cash cost of sales in the second half. On the screen you can see the balance of our commodity hedges for 2006. Our adjusted Q2 effective tax rate was about 37%, in line with our guidance.
We are comfortable with the current First Call consensus of 16 analysts for full-year 2006 adjusted net earnings, which is a mean of $5.34 per share. That’s based on a nickel price of $7.62 and a copper price of $2.58 for the year. The year-to-date average nickel price is about $8.12 a pound and nickel was trading yesterday at about $12.70 a pound. The year-to-date average copper price is $2.79 a pound and copper was trading yesterday at about $3.65 a pound. At year-to-date average nickel and copper prices, and using our first half results and guidance on production, costs and premiums for the balance of the year, our 2006 EPS would be over $6.05 per share.
In the 2006 second quarter we generated $582 million of cash from operations, before a working capital decrease of $265 million. Our cash position was $690 million at June 30. Our debt-to-capitalization ratio was 25% at the end of the quarter compared to 28% at year end — giving us the financial strength needed to continue to grow.
At the First Call consensus 2006 mean LME cash nickel price of $7.62 a pound and cash copper price of $2.58 a pound, we should generate about $1.8 billion of cash flow from operations this year, before changes in working capital and capex. We have 225 million diluted shares. At the year-to-date nickel price of $8.12 a pound and $2.79 a pound for copper, we should generate $1.955 billion of cash. On a full-year basis, every $0.10 per year increase in the nickel price, holding other factors constant, raises 2006 cash flow from operations by $27 million, and every $0.10 per year increase in the copper price raises cash flow by $12 million.
Capital expenditures for Q2 were $343 million, or $64 million more than in the 2005 period. Increases reflected higher spending on Goro partly offset by lower costs for Voisey’s Bay. Total 2006 capex should be $1.82 billion this year, before partner and government funding. Sustaining capex will be about $315 million. Depreciation and amortization should be $455 million this year and about $510 million in 2007.
Net capex funding needs will be about $1.5 billion after Girardin Act tax investor financing for Goro, contributions from our Goro partners and government support for Voisey’s Bay. Capex funding requirements should decrease in future years.
Now Mark Cutifani will review Inco’s operations.

Mark Cutifani
Thanks Bob.
During the second quarter our operating performance was solid, and we see opportunities to do even better as we move forward.
Our Q2 nickel unit cash cost of sales, after by-product credits, was $2.08 per pound. That was $0.73 below Q2 2005, due to higher by-product prices and increased nickel production, partly offset by higher costs for energy, supplies and services, and a stronger Canadian dollar. Nickel unit cash cost of sales for processing our own mine production was an attractive $1.55 a pound.
In the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $1.50-to-$1.55 a pound, using a price of $3 a pound for copper. Our second half 2006 cash costs are very levered to copper prices. For every $0.10 a pound increase in the price of copper, our H2/06 unit cash costs should drop by about $0.07 a pound.
For the full year, at consensus commodity price assumptions, we expect nickel unit cash cost of sales, after by-product credits, to average $2.00-to-$2.05 per pound and, for processing our own mine output, about $1.70-to-$1.75 a pound. The increase from the Q2 level reflects a lower by-product credit and less production from Ontario following planned July maintenance work. In a period when everyone in the mining industry is facing rising costs for energy, supplies and other inputs, Inco’s costs are going down. We are realizing on our strategy to bring on new low-cost capacity and improve our operating position.
During Q2 2006 we produced 140 million pounds of nickel, including six million pounds of tolled material. This represents an increase of 26% from Q2 2005, due to higher output at Sudbury and more finished nickel from PT Inco sourced production and the tolled production.
Ontario’s nickel output was 64 million pounds; 20 million pounds above last year’s Q2, which was negatively affected by a major maintenance shutdown. Positive factors for us in the 2006 period included high-grade Voisey’s Bay source material and very good performance from our nickel refineries in Sudbury and Clydach. Currently, a three-week planned maintenance shutdown is underway in Ontario and work is progressing on schedule. In Sudbury, nickel/copper separation should capture 30% of copper in feed as of Q4, raising nickel through the smelter. Our converter upgrade should cut sulphur emissions and let us raise processing rates at least 2%. The converter, our new oxygen plant and a fluid bed roaster installation will improve the reliability of our operations.

Ontario’s output for the full year is expected to be 258 million pounds, including input from Voisey’s Bay and external feeds. Sudbury’s finished nickel output is on course to be its highest in 25 years.
We produced 39 million pounds of finished nickel from PT Inco matte in the quarter, above Q2/05 due to a scheduled maintenance shutdown at our Japanese refinery last year. During the 2006 quarter we had a fire in the transformer of one of our four furnaces. While the incident is covered by insurance, lost production cannot be fully made up in the second half of the year. PT Inco has reduced its 2006 production forecast from 167 million pounds of nickel in matte to 158-to-159 million pounds.
We continue to work with the Indonesian government to complete amendments to the Forestry permit received during the last quarter of 2005. Once we get the amended permit, we expect to begin major construction of a third hydroelectric power facility at Karebbe, which would allow us to raise PT Inco’s nameplate capacity to 200 million pounds by 2009.
Manitoba’s 31 million pounds of production for the second quarter was in line with Q2/05. For the first time, we will operate for an entire year without shutting down our processing facilities during the third quarter. We are now essentially operating with a single furnace in Manitoba; keeping the second furnace to facilitate consistency and review additional feed options. We are still on track to deliver a record 120 million pounds in 2006, including feed from Voisey’s Bay and external sources.
During the quarter, we produced 30 million pounds of nickel in concentrate at Voisey’s Bay. The Voisey’s Bay mill ramped up to 80% capacity in just three months — and we currently expect output of about 120 million pounds of low-cost, high grade nickel in concentrate. In 2006, we’ll process about 83 million pounds of that production into finished nickel at either Sudbury or Thompson.
Voisey’s Bay’s contribution will improve second half output and cash flow. We now expect to produce 300 million pounds of nickel in the second half, compared with 275 million pounds in the first half of 2006. We also expect to produce 185 million pounds or 54% of our copper output in the second half and, with mining sequencing, 57% of our PGM output should also come in this period.
For Inco as a whole, we anticipate Q3 production of 135-to-140 million pounds of nickel, including 10-to-15 million pounds of tolled material. Our 2006 production forecast remains at 575 million pounds of nickel, including 38 million pounds of tolled material.

We made 77 million pounds of copper products in Q2, below our February guidance due to operational issues in Sudbury and lower copper concentrate output at Voisey’s Bay. We should produce 76 million pounds of copper in Q3 — including 17 million pounds of copper in Voisey’s Bay concentrate. Our 2006 target is 340 million pounds — with a 65 million pound contribution from Voisey’s Bay.
PGM output in Q2 was 84,000 ounces; in line with our guidance, but below the 135,000 ounces produced in Q2/05. We should produce 80,000 ounces of PGMs in Q3. We forecast full-year PGM production of 400,000 ounces.
Now Peter Goudie will update you on the nickel market.
Peter Goudie
Our view of the nickel market has not changed since our call on June 22. The market has in fact tightened further, just in the last few weeks, as can be clearly seen from the significant drawdown of LME stocks. They were down 2,880 tonnes just last week to a level where LME stocks less cancelled warrants fell to 3,318 tonnes — representing less than one day of world consumption. The supply and inventory situation will be the focus of my short presentation today, because it is key to understanding this market.
Since I spoke to you on June 22, nickel stocks have decreased — as of yesterday, by 45% — and nickel prices have increased by 35%. On July 18, the LME nickel cash price was $28,100 per tonne. The July month-to-date price is $26,553 per tonne, compared to the Q2 average LME price of $20,036. It is not only inventories on the LME that are decreasing quickly; we observe a shortage throughout the supply chain. Consumers do not want to hold nickel inventories at such high levels of price and price volatility. And we know other producers must be short of product, based on the enquiries we are getting from their customers. World production remains below expectations.
The shortage of available material has caused the backwardation to widen; on July 18 the three month to cash backwardation was at $2,600 per tonne. This high backwardation, and the normal annual resumption of nickel shipments from the Russian port of Dudinka, may well result in some new nickel coming into the LME inventories in the coming weeks; but do not confuse this with a weakening in the market because it is no such thing. It will be a temporary situation.
As we have said all along, this nickel market is fundamentally very strong. On June 22, we covered our top 10 reasons why the second half of 2006 would be strong, and not repeat the weakness seen in 2005. Not only do we continue to believe in our 10 reasons — in fact, in some areas more recent data has strengthened our view. I’ll call your attention to three points.
1.	As I mentioned, nickel inventories are even lower than they were. Inco’s inventory is 3,840 tonnes below our 10 year average for the end of the second quarter and we are unable to accept all orders for nickel from our customers.

2.	Stainless steel stocks continue to be low globally. U.S. stainless service center shipments surged to a record level in May of 204,000 tonnes from 170,000 tonnes in April. May inventories represented only 3.26 months of shipments, down from 4.95 months of shipments in May last year; and the lowest ratio since 1998. Based on the latest data available, which is for April, stainless steel inventories remain low in Japan, at 1.0 months of sales.

3.	There has been a sharp recovery in stainless production from Q4 2005 levels, with output rising in all regions. We have boosted our stainless steel production growth forecast to 10.1% in 2006, with increases in all regions. Chinese mill output continues to rise, with May production up 36% year-over-year, and year-to-date up 28% from the same period in 2006.
Our deficit forecast for 2006 is 30,000 tonnes. The deficit cannot be much larger, as effectively all available nickel will be utilized. Prices will have to stay high to keep demand in line with available supply. Beyond 2006, there will be low nickel inventories, and supply growth will be limited; therefore demand growth will be restricted by supply.
In 2006, we are experiencing the tightest nickel market we have ever seen. This is the result of the lack of new major nickel projects for a number of years. We are expecting exciting growth in nickel demand, especially in China, with India to follow — as well as above trend industrial production growth. However, since there is not enough new supply starting up, demand should continue to outstrip supply, resulting in tight nickel markets over the next several years. The final two quarters of 2006 will be the most interesting ones that the nickel market has seen. Consumers continue to ask for nickel that the industry has difficulty supplying, demand remains strong, and incremental supply will not materialize.
Now Scott will wrap up our formal presentation.

Scott Hand
Thank you, Peter.
I’ll summarize by reviewing the highlights.
We delivered great earnings this quarter — and with a strong nickel market and Voisey’s Bay feed fully in the system, the second half of 2006 looks very good indeed.
We met or exceeded our targets for nickel and PGM production and price premiums. Our operations had an excellent quarter and we’re striving to produce every pound of nickel that we can.
Construction activity is back to normal at Goro. Later this quarter or early next quarter, we expect to announce an updated capex figure and a revised schedule. Voisey’s Bay, Goro and the PT Inco expansion will significantly raise our low-cost production and increase Inco’s earnings and cash flow.
The fundamentals for nickel continue to be very strong — I say ‘stainless’ hot.
Our financial position remains robust and our cash generation this year is impressive.
Finally we’re looking to a great future based on our three-way combination with Phelps Dodge and Falconbridge. Phelps Dodge Inco will be the leader in nickel and the largest publicly traded copper company — with all of the resources necessary to grow and deliver excellent value to our shareholders.
We would now welcome your questions. May we have the first one, please?

Cautionary Statement Regarding Forward-Looking Statements
This presentation contains forward-looking statements regarding Inco, including Inco’s offer to purchase all of the common shares of Falconbridge Limited, Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process, the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge, anticipated financial or operating performance, and strategies, objectives, goals and targets of the combined company, and forward-looking statements regarding Inco alone, including anticipated financial or operating performance, the Inco’s costs on a stand-alone basis, its position as a low-cost producer of nickel, production levels for nickel, copper and platinum-group metals for its third quarter and full year 2006 for Inco as a whole and at its Indonesian, Voisey’s Bay and other Canadian operations, nickel market conditions and nickel demand and supply in China and other geographical end-use markets, including for nickel-containing stainless steels, premiums realized on its metals prices, nickel unit cash cost of sales after by-product credits, third party toll smelting and refining arrangements, production costs on its own mine production, nickel inventories, its financial results, including adjusted net earnings per share on a diluted basis, cash flow from operations, cash generation, the effect on and sensitivity of financial results to changes in nickel and other metal prices, exchange rates, energy and other costs and its common share price, cost reduction and related savings objectives, construction, commissioning, initial start-up, and other schedules, capital costs and other aspects of its Goro project, arrangements covering copper production and sales, capital expenditures at the Company’s growth projects, overall capital expenditures, contributions from shareholders and government programs and other external sources of funds, and governmental clearances or approvals required, for its growth projects, tax payments, planned maintenance and other shutdowns and subsequent start-ups at certain operations, new collective labour agreements, including the risk of a disruption or work stoppage, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties, assumptions and other factors well beyond Inco’s ability to control or predict.
Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s offer for Falconbridge will be unsuccessful for any reason, Inco may not meet the other remaining conditions of its offer, Inco may not realize the anticipated annualized benefits and operational and other synergies and cost savings from the acquisition or related divestitures, restructurings, integration and other initiatives associated with the planned combination of Inco and Falconbridge and Inco may realize unanticipated costs and/or delays or difficulties relating to such integration, the risk that the proposed Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason, and such other risks relating to Inco as business and economic conditions in the principal markets for Inco’s products, the supply, demand and prices for metals to be produced, purchased nickel intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products Inco produces, developments concerning labour relations, the Company’s deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in Inco’s common share price, the capital costs, scope, schedule, required permitting, potential disruptions and other key aspects of the Goro project, the timing of receipt of all necessary permits and governmental, regulatory and other clearances or approvals, and engineering and construction timetables, for the Goro project, the necessary shareholder and government program sources of financing for the Goro and other projects, political unrest or instability in countries or territories such as Indonesia and New Caledonia, risks involved in mining, processing and exploration activities, research and development activities, the accuracy of our estimated mineral/ore reserves and/or mineral resources, resolution of environmental and other proceedings and the impact of various environmental regulations and initiatives, market competition, the ability to continue to pay quarterly cash dividends in such amounts as Inco’s Board of

Directors may determine in light of other uses for such funds and other factors, and other risk factors listed from time to time in the Inco’s, Falconbridge’s and Phelps Dodge’s reports filed with the U.S. Securities and Exchange Commission. Accordingly, readers should not place undue reliance on any forward-looking statements. The forward-looking statements included in this release represent Inco’s views as of the date of this presentation. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this presentation.
Forward-looking statements are based on a number of assumptions which may prove to be incorrect. Such assumptions include, but are not limited to, the timing, steps to be taken and completion of Inco’s offer to acquire all of the common shares of Falconbridge, including the financing required for the offer, the timing, steps to be taken and completion of the proposed Inco-Phelps Dodge arrangement transaction, estimates on the U.S. dollar-Canadian dollar exchange rate for 2006, global industrial production and in key geographic markets, interest rates, global nickel and other metals demand and supply and in key geographical markets, and growth in the key end-use markets for the metals produced by Inco, that Inco would not have any labour, equipment or other disruptions at any of our operations of any significance in 2006 other than any planned maintenance or similar shutdowns and that any third parties which we are relying on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY

READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.